EXHIBIT 12.1

FIRST DATA CORPORATION

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Successor				Predecessor
				Period from	Period from
				September 25	January 1
			Year ended	though	though
	Three months ended March 31,		December 31,	December 31,	September 24,	Year ended December 31,
(in millions)	2009	2008	2008	2007	2007	2006	2005	2004
Earnings:
(Loss) income before income taxes (1)	$(376.1)	$(352.2)	$(4,463.5)	$(478.0)	$590.2	$1,051.4	$995.8	$1,507.8
Interest expense	448.2	517.7	1,964.9	584.7	103.6	248.0	190.9	116.4
Other adjustments	6.0	6.9	25.7	76.8	23.5	31.4	30.0	35.4
Total earnings (a)	$78.1	$172.4	$(2,472.9)	$183.5	$717.3	$1,330.8	$1,216.7	$1,659.6

Fixed charges:
Interest expense	$448.2	$517.7	$1,964.9	$584.7	$103.6	$248.0	$190.9	$116.4
Other adjustments	6.0	6.9	25.7	76.8	23.5	31.4	30.0	35.4
Total fixed charges (b)	$454.2	$524.6	$1,990.6	$661.5	$127.1	$279.4	$220.9	$151.8
Ratio of earnings to fixed charges (a/b)(2)					5.64	4.76	5.51	10.93

(1)       (Loss) income before income taxes includes equity earnings in affiliates, and excludes discontinued operations and net income attributable to noncontrolling interests.  Reflecting such amounts on a cash basis would not materially impact the ratio. Includes a goodwill impairment charge of $3.2 billion recognized in 2008.

(2)       The Company’s ratio of earnings to fixed charges is less than one-to-one for the year ended December 31, 2008 as well as the successor period from September 25, 2007 through December 31, 2007 and the three months ended March 31, 2009 and 2008, respectively. The deficiencies in total earnings were $4,463.5 million for the year ended December 31, 2008, $478.0 million for the successor period from September 25, 2007 through December 31, 2007 and $376.1 million and $352.2 million for the three months ended March 31, 2009 and 2008, respectively.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Fixed charges do not include interest on income tax liabilities. Earnings consist of income before income taxes plus fixed charges.